October 30, 2023

Via EDGAR Transmission

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Isabel Rivera

Charlie Guidry

Re:	Airbnb, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 21, 2023

File No. 001-39778

To the addressees set forth above:

On behalf of Airbnb, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated September 21, 2023 (the “Comment Letter”) with respect to the Company’s Definitive Proxy Statement of Schedule 14A, filed with the Commission on April 21, 2023 (the “2023 Proxy Statement”).

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the Company’s responses. The Company intends to address the Staff’s comments in its future proxy statements on Schedule 14A (“Future Proxy Statements”) that will be filed with the Commission, including the Proxy Statement on Schedule 14A relating to its 2024 annual meeting of stockholders, in lieu of filing amendments to its 2023 Proxy Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2023 Proxy Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the 2023 Proxy Statement.

Definitive Proxy Statement on Schedule 14A filed April 21, 2023

Pay Versus Performance Table, page 41

1.	Please ensure that your total shareholder return is calculated in accordance with Item 402(v)(2)(iv) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will calculate total shareholder return in accordance with Item 402(v)(2)(iv) of Regulation S-K in Future Proxy Statements.

2.

Your Company-Selected Measure is the defined term “Stock Price Measure.” Please ensure the consistent use of this defined term throughout this section, including in the pay versus performance chart and the relationship graph at the bottom of page 44.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will consistently use the “Stock Price Measure” defined term throughout the pay versus performance table, the pay versus performance chart, and the relationship graph in Future Proxy Statements.

3.

Refer to the reconciliation table in footnote (2) to your pay versus performance table. Regarding the amounts reflected in the row titled “Year over Year Change in Fair Value of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year,” it appears that you are disclosing the difference between the fair value as of the end of the prior fiscal year and the vesting date, rather than through the end of a year. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will ensure that table headings reflect accurately the amounts used to calculate compensation actually paid in accordance with Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K in Future Proxy Statements.

4.	The graph at the top of page 45 appears to have an incorrect title. Please ensure that the titles of your graphs match the data presented.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will appropriately and correct title graphs in Future Proxy Statements.

* * * *

We hope the foregoing answers have been responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Tad J. Freese, of Latham & Watkins LLP, at (650) 463-3060.

Sincerely,

/s/ Garth Bossow
Garth Bossow
Deputy General Counsel, Corporate

cc:	Brian Chesky, Chief Executive Officer, Airbnb, Inc.

Tad J. Freese, Latham & Watkins LLP

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